2116-130 Adelaide St. W. Toronto, ON M5H 3P5 T. 416.360.7590 F. 416.360.7709 www.napalladium.com

For Immediate Release	News Release
November 30, 2006	Trading Symbols TSX - PDL
AMEX - PAL

North American Palladium Announces Change to the Executive Management Team

Toronto, Ontario— North American Palladium Ltd. (NAP) announced today the resignation of Mr. Ian M. MacNeily, Vice President and Chief Financial Officer effective January 21, 2007. Mr. MacNeily has decided to resign from the Company in order to pursue other business opportunities.

In making the announcement, Jim Excell, President and CEO stated, "Ian has done an outstanding job at NAP since joining the company. His financial leadership has been very instrumental in helping the company successfully position itself for continued growth and performance. We wish Ian every success in his new ventures."

The Company will immediately begin a search, both internally and externally, for Mr. MacNeily’s successor.

North American Palladium’s Lac des Iles Mine is Canada’s only primary producer of platinum group metals and is among the largest open-pit/underground palladium mining operations in the world. The Mine also generates substantial revenue from platinum and by-product metals including nickel, gold and copper. NAP is focused on expanding its production profile through joint ventures in Canada and the Arctic Platinum Joint Venture in Finland. Palladium’s catalytic qualities are expected to play an increasing role in the automotive industry in response to growing concern for global environmental solutions, in fuel cell technology for alternative energy sources and a burgeoning jewellery market, while continuing to have widespread application in the dental, electronics and chemical sectors.

For further information please contact:

Jim Excell, President & CEO
Tel: (416) 360-7590
Email: jexcell@napalladium.com

Donna Yoshimatsu, Director Investor Relations
Tel: (416) 360-7590
Email: dyoshimatsu@napalladium.com